Exhibit 99.1

For Immediate Release

TFI International Completes Private Placement of US $500 Million Senior Notes

Montreal, Quebec, January 13, 2021 – TFI International Inc. (NYSE and TSX: TFII), a North American leader in the transportation and logistics industry, today announced the completion of its previously announced issuance and sale of an aggregate principal amount of US $500 million of senior notes, consisting of four tranches in a private placement transaction led by Prudential Private Capital, to entities including but not limited to Guggenheim Investments, MetLife Investment Management, LLC’s clients, Voya Investment Management, LLC and Barings LLC. As previously announced, the financing is leverage-neutral from a net debt perspective, and TFI International intends to use the net proceeds primarily to repay existing debt, substantially extending maturities to 8 to 15 years at fixed rates, as well as for general corporate purposes which may include acquisitions.

ABOUT TFI INTERNATIONAL

TFI International Inc. is a North American leader in the transportation and logistics industry, operating across the United States, Canada and Mexico through its subsidiaries. TFI International creates value for shareholders by identifying strategic acquisitions and managing a growing network of wholly-owned operating subsidiaries. Under the TFI International umbrella, companies benefit from financial and operational resources to build their businesses and increase their efficiency. TFI International companies service the following segments:

•	Package and Courier;

•	Less-Than-Truckload;

•	Truckload;

•	Logistics.

TFI International Inc. is publicly traded on the New York Stock Exchange and the Toronto Stock Exchange under the symbol TFII. For more information, visit www.tfiintl.com.

CAUTION CONCERNING FORWARD-LOOKING STATEMENTS

Certain statements included in this press release may be “forward-looking information” within the meaning of applicable Canadian securities laws, section 27A of the United States Securities Act of 1933, as amended, and section 21E of the United States Securities Exchange Act of 1934, as amended, and such statements are subject to the safe harbor created by those sections and by the United States Private Securities Litigation Reform Act of 1995, as amended, including statements regarding the private placement of senior notes and the anticipated closing thereof. This forward-looking information is identified by the use of terms and phrases such as “may”, “might”, “expect”, “intend”, “estimate”, “anticipate”, “plan”, “foresee”, “believe”, “to its knowledge”, “could”, “design”, “forecast”, “goal”, “hope”, “intend”, “likely”, “predict”, “project”, “seek”, “should”, “target”, “will”, “would” or “continue”, and the negative of these terms and similar terminology, including references to assumptions, although not all forward-looking information contains these terms and phrases. Forward-looking information is based upon a number of assumptions and is subject to a number of risks and uncertainties, many of which are beyond TFI International’s control, that could cause actual results to differ materially from those that are disclosed in or implied by such forward-looking information. The use of the net proceeds of the private placement of senior notes referred to in this press release is subject to numerous factors, including but not limited to important factors disclosed previously and from time to time in TFI International’s filings with the securities regulatory authorities in each of the provinces of Canada and the United States Securities and Exchange Commission. The forward-looking information contained in this press release represents TFI International’s expectations as of the date of this press release (or as of the date they are otherwise stated to be made), and are subject to change after such date. However, TFI International does not undertake to update or amend such forward-looking information whether as a result of new information, future events or otherwise, except as may be required by applicable law.

For further information:

Alain Bédard

Chairman, President and CEO

TFI International Inc.

647-729-4079

abedard@tfiintl.com